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                        THE PRESLEY COMPANIES LETTERHEAD               EXHIBIT 3

Dear Stockholders:

     On behalf of The Presley Companies ("Presley"), I am pleased to inform you that on October 7, 1999, Presley and its wholly-owned subsidiary, Presley Homes entered into a definitive Purchase Agreement and Escrow Instructions (the "Purchase Agreement") with William Lyon Homes, Inc. ("William Lyon Homes"), William Lyon and his son William H. Lyon (collectively, the "Lyons"), pursuant to which the Lyons have commenced a tender offer (the "Offer") to purchase up to 10,678,792 shares of Presley's Series A Common Stock at $0.655 per share (the "Offer Price") in cash.

     The Purchase Agreement provides for the purchase (the "Acquisition") of substantially all of the assets of William Lyon Homes for a cash purchase price of $48 million (subject to adjustment) and the assumption by Presley Homes of all or substantially all of the liabilities of William Lyon Homes (the "Purchase Price"). The closing of the Acquisition is conditioned, among other things, upon the approval by Presley's stockholders of a merger of Presley with and into a wholly-owned subsidiary with the subsidiary being the surviving corporation (the "Merger"). The principal purpose of the Merger is to implement restrictions on the transfer of Presley's common stock that are intended to reduce, but not eliminate, the risk that an ownership change will occur that would limit the use of Presley's substantial tax net operating loss carryforwards. The Offer is conditioned, among other things, on the closing of the Acquisition and stockholder approval of the Merger.

     THE SPECIAL COMMITTEE OF YOUR BOARD OF DIRECTORS HAS UNANIMOUSLY APPROVED THE PURCHASE AGREEMENT AND DETERMINED THAT THE PURCHASE AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY ARE FAIR TO AND IN THE BEST INTERESTS OF PRESLEY AND ITS STOCKHOLDERS AND, IN FURTHERANCE OF THE TRANSACTIONS CONTEMPLATED IN THE PURCHASE AGREEMENT, RECOMMENDS THAT THE HOLDERS OF THE SERIES A COMMON STOCK (OTHER THAN THE LYONS AND THE HOLDERS OF PRESLEY'S SERIES B COMMON STOCK WHICH ARE PARTIES TO PRIVATE SERIES B PURCHASE AGREEMENTS WITH WILLIAM LYON HOMES (THE "NON-TENDERING HOLDERS")) ACCEPT THE OFFER AND TENDER THEIR SHARES PURSUANT TO THE OFFER, PROVIDED THAT EACH HOLDER IS ADVISED TO CONSULT WITH HIS OR HER FINANCIAL AND TAX ADVISORS PRIOR TO TENDERING HIS, HER OR ITS SHARES.

     In arriving at its recommendation, the Special Committee gave careful consideration to the factors described in the enclosed Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9"), which is being filed with the Securities and Exchange Commission, including, among other things, the opinion dated September 16, 1999 and confirmed on October 7, 1999 of Warburg Dillon Read LLC, the Special Committee's financial advisor, to the effect that, after giving effect to the transactions contemplated by the Purchase Agreement, the merger consideration and the tender offer consideration are fair to the holders of Presley's Series A Common Stock (other than the Non-Tendering Holders) from a financial point of view. The Special Committee also considered the opinion of Houlihan, Lokey, Howard & Zukin Financial Advisors, Inc., dated as of September 16, 1999, to the effect that the consideration to be paid by Presley and Presley Homes in connection with the purchase of substantially all of the assets of William Lyon Homes was fair to Presley and Presley Homes from a financial point of view.

     Accompanying this letter and the Schedule 14D-9 is the Offer to Purchase and related materials, including Letters of Transmittal to be used for tendering your shares of Series A Common Stock. These documents describe the terms and conditions of the Offer and provide instructions regarding how to tender your shares of Series A Common Stock. We urge you to read the enclosed materials carefully.

                                          Sincerely,

                                        /s/ WADE H. CABLE
                                          Wade H. Cable,
                                          President and Chief Executive Officer